UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  -------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                              Asian Financial, Inc.
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                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
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                         (Title of Class of Securities)

                                    04516C102
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                                 (CUSIP Number)

                                   Wenhua Guo
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 No. 3 Jinyuan Road, Daxing District Industrial Development Area, Beijing, China
               Telephone number: 86 10 6021 2222
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 October 6, 2006
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

                                  SCHEDULE 13D



      CUSIP No. 04516C102
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      1    Name of Reporting Persons. I.R.S. Identification No. of Above Person
          (Entities Only).
           Duoyuan Investments Limited
           N/A
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      2    Check the Appropriate Box If a Member of a Group (See Instructions)
           (a)_________________________________________________________________
           (b)X________________________________________________________________
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      3    SEC Use Only________________________________________________________
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      4    Source of Funds (See Instructions)
           PF
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      5    Check If Disclosure of Legal Proceedings is Required Pursuant to
           Items 2(d) or 2(e)       [ ]
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      6    Citizenship or Place of Organization
           British Virgin Islands
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      NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
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      7    Sole Voting Power
           47,100,462 shares of Common Stock
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      8    Shared Voting Power
           0
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      9    Sole Dispositive Power
           28,597,566 shares of Common Stock*
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      10   Shared Dispositive Power
           0
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      11   Aggregate Amount Beneficially Owned by Reporting Person
           47,100,462 shares of Common Stock
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      12   Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
           (see Instructions)___________________________________________________
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      13   Percent of Class Represented by Amount in Row (11)
           70.25%**
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      14   Type of Reporting Person (See Instructions)
           CO
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                                      -2-

      CUSIP No. 04516C102
-------------------------------------------------------------------------------
      1    Name of Reporting Persons. I.R.S. Identification No. of Above Person
          (Entities Only).
           Wenhua Guo
           N/A
-------------------------------------------------------------------------------
      2    Check the Appropriate Box If a Member of a Group (See Instructions)
           (a)_________________________________________________________________
           (b)X________________________________________________________________
------------------------------------------------------------------------------
      3    SEC Use Only________________________________________________________
-------------------------------------------------------------------------------
      4    Source of Funds (See Instructions)
           PF
--------------------------------------------------------------------------------
      5    Check If Disclosure of Legal Proceedings is Required Pursuant to
           Items 2(d) or 2(e)      [ ]
--------------------------------------------------------------------------------
      6    Citizenship
           The People's Republic of China
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      NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
--------------------------------------------------------------------------------
      7    Sole Voting Power
           47,100,462 shares of Common Stock
--------------------------------------------------------------------------------
      8    Shared Voting Power
           0
--------------------------------------------------------------------------------
      9    Sole Dispositive Power
           28,597,566 shares of Common Stock*
--------------------------------------------------------------------------------
      10   Shared Dispositive Power
           0
-------------------------------------------------------------------------------
      11   Aggregate Amount Beneficially Owned by Reporting Person
           47,100,462 shares of Common Stock
-------------------------------------------------------------------------------
      12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions)___________________________________________________
-------------------------------------------------------------------------------
      13   Percent of Class Represented by Amount in Row (11)
           70.25%**
-------------------------------------------------------------------------------
      14   Type of Reporting Person (See Instructions)
           IN
-------------------------------------------------------------------------------

* Of the 47,100,462 shares of Common Stock beneficially owned by the Reporting Persons, 18,502,896 shares were deposited in escrow according to a Securities Purchase Agreement dated October 24, 2006, a copy of which is filed as Exhibit 10.1, and a Make Good Escrow Agreement dated October 24, 2006, a copy of which is filed as Exhibit 10.2, pursuant to which, if the Issuer does not meet certain performance benchmarks for the fiscal years 2006, 2007 or 2008, 1/3 of the escrow shares will be transferred to the investors in the Securities Purchase Agreement for each year when the performance benchmarks are not satisfied. The Reporting Persons retain the voting power and dividend rights of the escrow shares before such shares are delivered to the investors, if ever.

** Based on the beneficiary ownership of 47,100,462 shares of Common Stock of the Reporting Persons and 67,047,481 shares of total Common Stock outstanding as of November 3, 2006, the Reporting Persons hold approximately 70.25% of the issued and outstanding Common Stock of the Issuer.

                                  SCHEDULE 13D

ITEM 1 - SECURITY AND ISSUER

Title of the class of equity securities: Common Stock, par value $0.001 per share

Name of the Issuer: Asian Financial, Inc.

Address of the principal executive offices of the Issuer:

69930 Highway 111, Suite 100, Rancho Mirage, CA 92270

ITEM 2 - IDENTITY AND BACKGROUND

Reporting Person: Duoyuan Investments Limited

(a)   Name: Duoyuan Investments Limited

      Place of organization: British Virgin Islands

(b) Address of principal office: No. 3 Jinyuan Road, Daxing Industry Development Zone, Beijing, China, 102600

(c)   Principal business: holding company

(d) Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors): No

(e) Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order: No

Reporting Person: Wenhua Guo

(a)   Name: Wenhua Guo

(b)   Residence: No. 4 Chonguen Xi Street, Chonguen District, Beijing, PRC

(c) Present principal occupation or employment and the name of principal business address of the employer: Chief Executive Officer of the Issuer. 69930 Highway 111, Suite 100, Rancho Mirage, CA 92270.

(d) Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors): No.

(e) Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order: No.

ITEM 3 - SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Source and the amount of funds or other consideration used in making the purchases or acquisitions:

The consideration paid by the Reporting Persons in the acquisition is all the equity interest of Duoyuan Digital Printing Technology Industry (China) Co., Ltd. ("Duoyuan China"). The acquisition was completed pursuant to an Equity Transfer Agreement dated August 31, 2006, which transaction was reported by the Issuer in current reports on Forms 8-K filed on September 6, 2006 and October 13, 2006. A copy of the Equity Transfer Agreement is filed herein as Exhibit 2.1 and is incorporated herein by reference.

ITEM 4 - PURPOSE OF TRANSACTION

The purpose of the acquisition of securities of the Issuer by the Reporting Persons is to gain the control of the Issuer.

(d) The directors and management of the Issuer prior to the acquisition resigned upon the acquisition and the nominees of the Reporting Persons gained the control of the board of directors and management of the Issuer. This change of control was approved by the board of directors of the Issuer prior to the resignation of former directors.

(e) The total number of shares of Common Stock outstanding as of November 3, 2006 was 67,047,481 shares. Exhibit 2.1 and Exhibit 10.1 are incorporated herein by reference.

(f) After the acquisition, Duoyuan China became a wholly owned subsidiary of the Issuer, and the Issuer ceased to be a shell company.

The Reporting Persons do not at this time have any plans or proposals which relate to or would result in any of the matters described in paragraphs (a),
(b), (c), and (g) through (j) of Item 4.

ITEM 5 - INTEREST IN SECURITIES OF THE ISSUER

Reporting Person: Duoyuan Investments Limited

(a) Aggregate number of securities beneficially owned by the Reporting Person:
47,100,462 shares.

      Percentage of class: based on 67,047,481 shares of Common Stock of the Issuer outstanding as of November 3, 2006, the Reporting Person holds approximately 70.25% of the issued and outstanding Common Stock of the Issuer.

(b) Number of shares as to which such person has:

       (i) Sole power to vote or direct to vote: 47,100,462 shares

      (ii) Shared power to vote or direct to vote: 0

      (iii) Sole power to dispose or to direct the disposition: 28,502,896*

      (iv) Shared power to dispose or to direct the disposition: 0

Reporting Person: Wenhua Guo

(a) Aggregate number of securities beneficially owned by the Reporting Person:
47,100,462 shares.

      Percentage of class: based on 67,047,481 shares of Common Stock of the Issuer outstanding as of November 3, 2006, the Reporting Person holds approximately 70.25% of the issued and outstanding Common Stock of the Issuer.

(b) Number of shares as to which such person has:

       (i) Sole power to vote or direct to vote: 47,100,462 shares

      (ii) Shared power to vote or direct to vote: 0

      (iii) Sole power to dispose or to direct the disposition: 28,502,896*

      (iv) Shared power to dispose or to direct the disposition: 0

* Of the 47,100,462 shares of Common Stock beneficially owned by the Reporting Persons, 18,502,896 shares were deposited in escrow according to a Securities Purchase Agreement dated October 24, 2006, a copy of which is filed as Exhibit 10.1, and a Make Good Escrow Agreement dated October 24, 2006, a copy of which is filed as Exhibit 10.2, pursuant to which, if the Issuer cannot meet certain performance benchmarks for the fiscal years 2006, 2007 or 2008, 1/3 of the escrow shares will be transferred to the investors in the Securities Purchase Agreement for each year when the performance benchmarks are not satisfied. The Reporting Persons retain the voting power and dividend rights of the escrow shares before such shares are delivered to the investors, if ever.

(c) Transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less, by Reporting Persons:

      The Reporting Persons deposited 18,502,896 shares of Common Stock in escrow according to a Securities Purchase Agreement dated October 24, 2006 and a Make Good Escrow Agreement dated October 24, 2006, pursuant to which, if the Issuer does not meet certain performance benchmarks in the fiscal year of 2006, 2007, or 2008, 1/3 of the escrow shares deposited by the Reporting Persons will be transferred to the investors without additional consideration for each year when the performance benchmarks are not satisfied. The Securities Purchase Agreement and the Make Good Escrow Agreement were filed as Exhibit 10.1 and Exhibit 10.2, respectively, and are incorporated herein by reference.

ITEM 6 - CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The disclosure under Item 5(c) and Exhibits 2.1 and 10.1 are herein incorporated by reference. The names of the persons who may receive the escrow shares and the voting and investment powers associated therewith upon the delivery of such shares are listed on Exhibit 99.1 hereto.

There are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over shares of Common Stock of the Issuer.

ITEM 7 - MATERIAL TO BE FILED AS EXHIBITS

MAKE GOOD ESCROW AGREEMENT

Exhibit 2.1 Equity Transfer Agreement dated August 31, 2006 between the Issuer and Duoyuan Investments Limited, incorporated herein by reference from the current report on Form 8-K filed by the Issuer on September 6, 2006.

Exhibit 10.1 Securities Purchase Agreement dated October 24, 2006 among the Issuer and Investors, incorporated herein by reference from the current report on Form 8-K filed by the Issuer on October 25, 2006.

Exhibit 10.2 Make Good Escrow Agreement dated October 24, 2006 among the Issuer, Investors, Wenhua Guo and Wells Fargo Bank, National Association*

Exhibit 99.1 Schedule of Persons who May Receive Shares of Common Stock under the Securities Purchase Agreement and the Make Good Escrow Agreement*

                (*filed herewith)

                                  SCHEDULE 13D



SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: November 22, 2006

Reporting Person: Duoyuan Investments Limited
By: /s/Wenhua Guo
Wenhua Guo, Chief Executive Officer


Date: November 22, 2006

Reporting Person: Wenhua Guo
/s/Wenhua Guo
Wenhua Guo